SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 15, 2008
Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/	Pedro Toll

	Name:		Pedro Toll
	Title:		Deputy Manager

BLADEX REPORTS FIRST QUARTER NET INCOME OF $19.2 MILLION, REPRESENTING AN INCREASE OF 29% AND 24% FROM THE FIRST QUARTER 2007 AND FOURTH QUARTER 2007, RESPECTIVELY.

Panama City, Republic of Panama, April 15, 2008 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the first quarter ended March 31, 2008, with net operating revenue of $28.4 million and net income of $19.2 million; annualized return on average equity was 12.6%, and Tier 1 capitalization stood at 19.6%.

Business Highlights

-	Net operating revenue(1) of $28.4 million, an increase of 32% from the first quarter 2007 and 8% from the fourth quarter 2007, reflecting strong growth in the Bank’s intermediation business.

-	Net income of $19.2 million, an increase of 29% compared to the first quarter 2007, and 24% from the fourth quarter 2007.

-	Return on average equity (“ROE”) of 12.6%, an increase of 24% from the first quarter 2007, and 27% from the fourth quarter 2007.

-
Commercial Division’s net operating income(2) of $14.7 million, an increase of 45% from the first quarter 2007 and 28% from the fourth quarter 2007. Commercial portfolio growth was solid and diverse, as reflected in an 18% increase in the average portfolio from a year ago.

-
Treasury Division’s net operating income of $1.0 million, a decrease of $1.6 million compared to the first quarter 2007, and $1.9 million from the fourth quarter 2007, due to lower gains on sale of securities available for sale. During the quarter, the Bank increased its available for sale portfolio with $227 million of high quality Latin American floating rate securities, reflecting the current price volatility impact in the other comprehensive income account.

-	Asset Management Division’s net operating income of $3.6 million, an increase of 165% from the first quarter 2007, and 138% from the fourth quarter 2007, driven by trading gains.

-
As of March 31, 2008, the Bank had zero credits in non-accruing or past due status. The Bank’s liquidity ratio(3) strengthened to 9.7% from 7.1% in the first quarter 2007, and 8.4% in the fourth quarter 2007. During the quarter, the Bank contracted a $200 million medium-term loan facility from China Development Bank.

-	The Bank’s efficiency ratio(4) improved to 32% from 35% in the first quarter 2007, and from 40% in the fourth quarter 2007.

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding quarter’s results: "We are aware of the difficult market conditions that are prevailing in some segments of the financial industry. From Bladex's perspective, however, the shifting markets have given rise to attractive revenue opportunities that we have been able to exploit thanks to the strength of our financial condition, our expertise, and the expanded reach of our product suite. From a strategic perspective, the current environment has highlighted the value of our franchise as one of the pieces that support Latin America's growing trade flows.

As we continue moving forward, we will retain our focus on a solid portfolio, ample liquidity, growing profitability, and further diversification of our revenue sources. "

KEY FINANCIAL FIGURES AND RATIOS

(US$ million, except percentages and per share amounts)	1Q07	4Q07	1Q08
Net Interest Income	$17.1	$19.1	$21.1
Net Operating Income by business segment:
Commercial Division	$10.1	$11.4	$14.7
Treasury Division	$2.6	$2.8	$1.0
Asset Management Division	$1.3	$1.5	$3.6
Net Operating Income	$14.0	$15.8	$19.2
Net Income	$14.8	$15.5	$19.2

Net Income per Share(5)	$0.41	$0.43	$0.53
Book Value per common share	$16.24	$16.83	$16.73
Return on Average Equity (“ROE”)	10.2%	9.9%	12.6%
Operating Return on Average Equity (Operating ROE)	9.7%	10.1%	13.2%
Return on Average Assets (“ROA”)	1.5%	1.3%	1.6%
Net Interest Margin	1.82%	1.69%	1.77%

Tier 1 Capital(6)	$590	$612	$608
Total Capital(7)	$623	$649	$647
Risk-Weighted Assets	$2,641	$2,927	$3,112
Tier 1 Capital Ratio(6)	22.3%	20.9%	19.6%
Total Capital Ratio (7)	23.6%	22.2%	20.8%
Stockholders’ Equity to Total Assets	13.8%	12.8%	12.0%

Liquid Assets / Total Assets	7.1%	8.4%	9.7%
Liquid Assets / Total Deposits	22.0%	27.4%	36.3%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%
Allowance for Loan Losses to Total Loan Portfolio	1.7%	1.9%	1.9%
Allowance for Losses on Off-Balance Sheet Credit Risk to Total Contingencies	4.7%	2.5%	3.5%

Total Assets	$4,274	$4,791	$5,090

FOOTNOTES:

(1) Net Operating Revenue refers to net interest income plus non-interest operating income.

(2) Net Operating Income refers to net interest income plus non-interest operating income minus operating expenses.

(3) Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets represent cash and due from banks and exclude cash balances in the Asset Management division.

(4) Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues. Excluding the Asset Management Division’s net revenues and expenses, the efficiency ratio is 35%, 43% and 38% for first quarter 2008, fourth quarter 2007 and first quarter 2007, respectively.

(5) Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6) Tier 1 Capital refers to total stockholders’ equity.
Tier 1 Capital ratio refers to Tier 1 Capital as a percentage of risk weighted assets.
Risk-weighted assets are calculated based on US Federal Reserve Board and Basel I capital adequacy guidelines.

(7) Total Capital refers to total stockholders’ equity plus Tier 2 Capital based on US Federal Reserve Board and Basel I capital adequacy guidelines.
Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through March 31, 2008, Bladex had disbursed accumulated credits of over $154 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 16, 2008, at 11:00 a.m., New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 22, 2008. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions. The Conference ID# for the replayed call is 65669442.

For more information, please access www.bladex.com or contact:

Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address: bladex@i-advize.com